Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Papa John’s International, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (“Common Stock”).

The general terms and provisions of our Common Stock are summarized below. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (our “Charter”) and our Amended and Restated By-Laws (our “by-laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part. We encourage you to read our Charter and by-laws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.

Common Stock

Pursuant to our Charter, the Company is authorized to issue up to 100,000,000 shares of Common Stock. All of the outstanding shares of our Common Stock are fully paid and nonassessable.

Dividend Rights. Our by-laws provide that our Board of Directors (“Board”) may declare dividends upon the shares of capital stock of the Company at any regular or special meeting. The right of holders of Common Stock to receive dividends is subject to the preferential rights, if any, of any preferred stock (“Preferred Stock”) at the time outstanding. Dividends may be paid out of the assets of the Company which are by law available for such purpose, either in cash, in property or in shares of stock of the Company.

Voting Rights. At every annual or special meeting of stockholders of the Company, every holder of Common Stock is entitled to one vote, in person or by proxy, for each share of Common Stock standing in his or her name on the Company’s books.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company and of the preferential amounts, if any, to which the holders of Preferred Stock may be entitled, the holders of all our outstanding shares of Common Stock will be entitled to share ratably in the remaining net assets of the Company.

Preemptive or Similar Rights. Our Common Stock has no preemptive or other subscription rights, and there are no redemption provisions, conversion or exchange rights or sinking fund provisions with respect to our shares of Common Stock.

Preferred Stock.  Our Charter authorizes our Board to classify or reclassify and issue one or more classes or series of Preferred Stock, up to a maximum of 5,000,000 shares, without stockholder approval.

Our Board is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof. These powers, preferences and rights may be more beneficial than the powers, preferences and rights attributable to our Common Stock. The issuance of Preferred Stock could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of shares of our Common Stock or otherwise might be in their best interest. The Preferred Stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

On July 22, 2018, our Board authorized the issuance of a series of up to 100,000 shares of Preferred Stock, $0.01 par value per share, designated as Series A Junior Participating Preferred Stock. The Series A Junior Participating Preferred Stock may be issued in fractions of one one-thousandth of a share upon the exercise by holders of our Common Stock of certain preferred share purchase rights (the “Rights”), pursuant to a Rights Agreement (as defined below). Our Board authorized and declared a dividend to stockholders of record at the close of business on August 2, 2018 of one Right for each outstanding share of Common Stock of the Company.

On February 4, 2019, our Board authorized the issuance of a series of up to 260,000 shares of Series B convertible preferred stock, par value $0.01 per share (the “Series B Preferred Stock” ) with the rights, preferences, privileges, qualifications, restrictions, and limitations set forth in the Certificate of Designation of Series B Convertible Preferred Stock, a copy of which is filed as Exhibit [3.3] to the Annual Report on Form 10-K of which this exhibit 4.7 is a part. The Series B Preferred Stock ranks senior to our Common Stock with respect to rights to receive dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of the Company. For more information, please read the description of the Series B Preferred Stock contained in the Company’s Current Report on Form 8-K filed on February 4, 2019.

Certain Anti-takeover Matters

Our Charter and by-laws contain provisions that may make it more difficult for a potential acquirer to acquire us by means of a transaction that is not negotiated with our Board. These provisions and the DGCL could delay or prevent entirely a merger or acquisition that our stockholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price. Our Board is not aware of any current effort to accumulate shares of our Common Stock or to otherwise obtain control of our Company and does not currently contemplate adopting or recommending the approval of any other action that might have the effect of delaying, deterring or preventing a change in control of our Company.

Following is a description of the anti-takeover effects of certain provisions of our Charter, by-laws and Delaware law.

Calling of special meetings of stockholders. Our by-laws provide that, subject to the rights of the holders of any series of the Company’s Preferred Stock, a special meeting of stockholders, unless otherwise required by statute, may be called at any time only by (a) the Board, (b) the Chairman of the Board, or (c) the holders of not less than 60% of the shares entitled to vote at the special meeting. Notice of a meeting must be given not less than ten nor more than sixty days before the date of the meeting.

No cumulative voting. The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors, unless its certificate of incorporation provides otherwise. Our Charter does not provide for cumulative voting.

No Stockholder action by written consent. The DGCL provides that stockholders of a Delaware corporation can act by written consent instead of by vote at a stockholder meeting, unless the corporation’s certificate of incorporation provides otherwise. Our Charter provides that stockholders may not act by written consent.

Advance notice requirements for stockholder proposals and director nominations. Our Charter provides that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our corporate secretary.

Generally, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the scheduled date of the meeting, regardless of any postponement, deferral or adjournment of that meeting to a later date. Our Charter also specifies requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Restrictions on Business Combinations with Related Persons. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any business combination with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•     prior to that date, the board of directors of the company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•     upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•     on or subsequent to that date, the business combination is approved by the board of directors of the company and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•     any merger or consolidation involving the company and the interested stockholder or other entity if such transaction was caused by the interested stockholder;

•     any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested stockholder;

•     subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any stock of the company to the interested stockholder;

•     any transaction involving the company that has the effect of increasing the proportionate share of the stock of any class or series of the company beneficially owned by the interested stockholder; or

•     the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

An “interested stockholder” or “Related Person” is generally one who beneficially owns an aggregate of 15% or more of the Company’s outstanding voting stock. In addition to the statutory limitations, our Charter limits business combinations with Related Persons. Our Charter defines “Business Combination” in a similar manner to Section 203.

In addition to any other vote required by our Charter or the DGCL, where a Related Person undertakes a Business Combination with the Company or a majority-owned subsidiary, the affirmative vote of the holders of not less than 75% of the outstanding stock held by stockholders other than the Related Person proposing the business combination, voting as a single class, is required for the approval or authorization of such transaction, unless either:

•     the transaction is approved by our Board, by the affirmative vote of at least a majority of the directors who are not affiliates or associates of the Related Person (such directors, the “Continuing Directors”); or

•     both (a) the consideration to be paid to the stockholders other than the Related Person meets certain minimum thresholds and (b) a proxy statement, responsive to the requirements of the Exchange Act and including the recommendation of the Continuing Directors and a fairness opinion issued by a reputable investment bank, is mailed to the stockholders to solicit approval for the transaction.

The DGCL allows a corporation to opt out of Section 203, but our Charter does not include such a provision. Both the provisions of Section 203 and our Charter could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Amendment of Charter and By-laws

Our certificate of incorporation may be amended in accordance with Delaware law, provided that certain provisions cannot be amended or controverted without the approval of 75% of the voting power of our securities entitled to vote generally in the election of directors.

Our Board is expressly authorized to adopt, amend or repeal the by-laws of the Company. Any by-laws made by the directors under the powers conferred hereby may be amended or repealed by the directors or by the stockholders. However, the by-laws cannot be amended or repealed by the stockholders, and no provision inconsistent with them may be adopted by the stockholders, without the affirmative vote of the holders of at least 75% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class.

Choice of Forum.  Our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL; or any action asserting a claim against us that is governed by the internal affairs doctrine of the state of Delaware. This exclusive forum provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Exchange Act or Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Rights Agreement. On April 30, 2019, the Company’s stockholders ratified the adoption by the Board of Directors of the Rights Agreement, dated as of July 22, 2018, as amended on February 3, 2019, March 6, 2019, and October 23, 2019 (as amended, the “Rights Agreement”). Generally, the Rights Agreement works by imposing a significant penalty upon any person or group that acquires 20% or more of the Common Stock without the approval of the Board. The Rights Plan is intended to enable all of our stockholders to realize the full potential value of their investment in the Company and to protect the interests of the Company and its stockholders by reducing the likelihood that any person or group gains control of the Company through open market accumulation or other tactics without paying an appropriate control premium. The Rights Plan could render more difficult, or discourage, a merger, tender offer, or assumption of control of the Company that is not approved by our Board. The Rights Plan, however, should not interfere with any merger, tender or exchange offer or other business combination approved by our Board. In addition, the Rights Plan does not prevent our Board from considering any offer that it considers to be in the best interest of the Company’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A

Stock Exchange Listing

Our shares of common stock are listed on the NASDAQ Stock Market LLC under the symbol “PZZA.”